                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)
                        Southern Peru Copper Corporation

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    843611104
                                 (CUSIP Number)

                              S. DAVID COLTON, ESQ.
                            PHELPS DODGE CORPORATION
                            ONE NORTH CENTRAL AVENUE
                                PHOENIX, AZ 85004
                                 (602) 234-8143
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                            DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000
                                  MAY 19, 2005
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                                                             CUSIP NO. 843611104
--------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSON
           Phelps Dodge Overseas Capital Corporation
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
(3)        SEC USE ONLY

--------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------
(5)        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
           PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
      NUMBER OF         (7)     SOLE VOTING POWER
        SHARES                  None
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         (8)     SHARED VOTING POWER
   EACH REPORTING               8,963,796 Shares
       PERSON           --------------------------------------------------------
        WITH            (9)     SOLE DISPOSITIVE POWER
                                None
                        --------------------------------------------------------
                        (10)    SHARED DISPOSITIVE POWER
                                8,963,796 Shares
--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,173,796
--------------------------------------------------------------------------------
(12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
--------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.6% of total Common Shares
--------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                             CUSIP NO. 843611104
--------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSON
           Climax Molybdenum B.V.
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (A) [X]
           (B) [ ]
--------------------------------------------------------------------------------
(3)        SEC USE ONLY
--------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------
(5)        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [ ]
           PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
           Netherlands
--------------------------------------------------------------------------------
      NUMBER OF         (7)     SOLE VOTING POWER
        SHARES                  None
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         (8)     SHARED VOTING POWER
   EACH REPORTING               2,210,000 Shares
       PERSON           --------------------------------------------------------
        WITH            (9)     SOLE DISPOSITIVE POWER
                                None
                        --------------------------------------------------------
                        (10)    SHARED DISPOSITIVE POWER
                                2,210,000 Shares
--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,173,796
--------------------------------------------------------------------------------
(12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
--------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.6% of total Common Shares
--------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                                             CUSIP NO. 843611104
--------------------------------------------------------------------------------
(1)        NAME OF REPORTING PERSON
           Phelps Dodge Corporation
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
(2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (A) [X]
           (B) [ ]
--------------------------------------------------------------------------------
(3)        SEC USE ONLY
--------------------------------------------------------------------------------
(4)        SOURCE OF FUNDS
           N/A
--------------------------------------------------------------------------------
(5)        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
           PURSUANT TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
(6)        CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
      NUMBER OF         (7)     SOLE VOTING POWER
        SHARES                  None
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         (8)     SHARED VOTING POWER
   EACH REPORTING               11,173,796 Shares
       PERSON           --------------------------------------------------------
        WITH            (9)     SOLE DISPOSITIVE POWER
                                None
                        --------------------------------------------------------
                        (10)    SHARED DISPOSITIVE POWER
                                11,173,796 Shares
--------------------------------------------------------------------------------
(11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,173,796
--------------------------------------------------------------------------------
(12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
--------------------------------------------------------------------------------
(13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.6% of total Common Shares
--------------------------------------------------------------------------------
(14)       TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

         This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D initially filed on January 12, 1996, as amended by filings on December 29, 2004 and April 8, 2005 (the "Original Filing"). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Filing is hereby amended and restated in its entirety as follows:

         Phelps Dodge Overseas acquired an interest in the Common Stock in connection with an exchange offer (the "Exchange Offer") conducted by the Company, pursuant to which the Company offered to exchange its Common Stock for any and all outstanding labor shares (the "Labor Shares") of the Peruvian Branch(the "Branch") of Southern Peru Limited, a Delaware corporation having substantially all of its operating assets in Peru ("SP Limited"). The Company was formed to conduct the Exchange Offer and to act as a holding company for SP Limited, which conducts copper mining operations in Peru through the Branch. The Branch consists of substantially all of the assets and liabilities of SP Limited associated with its copper operations in Peru. Pursuant to the Branch's registration with the Peruvian government as a branch of a foreign mining company, the Branch is deemed to have equity capital, of which SP Limited, prior to the Exchange Offer, owned 82.69%. The remaining equity interest was represented by the Labor Shares. The Branch was required to issue the Labor Shares to its employees as part of a profit-sharing system under Peruvian law.

         In connection with the Exchange Offer, Phelps Dodge Overseas and the other stockholders of SP Limited (together, the "Founding Stockholders") exchanged their common shares of SP Limited for Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of the Company (the "Founding Stockholder Exchange"). The Founding Stockholder Exchange was effected separately from the Exchange Offer in a private transaction exempt from registration under Section 4(2) of the Securities Exchange Act of 1933, as amended.

         On December 17, 2004, Phelps Dodge Overseas transferred 2,210,000 shares of Class A Common Stock of the Company to PDC as a dividend. Through a series of capital contributions and an inter-company purchase in exchange for a note, the 2,210,000 shares of Class A Common Stock of the Company were subsequently transferred to Climax on December 22, 2004. As a result of these transactions, Phelps Dodge Overseas held 8,963,796 Shares of the Class A Common Stock of the Company, and Climax held 2,210,000 Shares of the Class A Common Stock of the Company.

         On May 19, 2005, Phelps Dodge Overseas and Climax each converted all of their Class A Common Stock of the Company into Common Stock of the Company (see below).

ITEM 4. PURPOSE OF TRANSACTION

         Item 4 of the Original Filing is hereby amended and restated in its entirety as follows:

         The Exchange Offer was conducted to (i) provide holders of Labor Shares with an opportunity to receive securities of the Company which are listed on both the New York Stock Exchange and the Lima Stock Exchange, (ii) establish public trading markets in the United States and Peru for the Company's Common Stock, (iii) simplify the Company's consolidated capital structure, and (iv) provide the Company with improved access to capital markets.

         The Founding Stockholder Exchange was conducted to achieve the goal of providing holders of Labor Shares with representation on the Board of Directors of the Company while maintaining ultimate stockholder direction in the hands of the Founding Stockholders.

         The transfer of 2,210,000 shares of Class A Common Stock of the Company to Climax Molybdenum Company was conducted to implement an inter-company restructuring.

         On December 22, 2004, PDC entered into a Letter Agreement (the "Letter Agreement") with Americas Mining Corporation ("AMC") under which AMC agreed to use its reasonable best efforts to cause the Company to enter into a registration rights agreement (the "Registration Rights Agreement") with PDC as soon as possible.

         On April 4, 2005, PDC, Phelps Dodge Overseas and Climax entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of March 31, 2005 with the Company, AMC, Cerro Trading Company, Inc. ("Cerro") and SPC Investors, L.L.C. ("SPC Investors").

         The Registration Rights Agreement contemplates that the Company will file as promptly as practicable, and in any event will use its reasonable best efforts to file by April 29, 2005 (i.e. within 20 business days from the Company's April 1, 2005 acquisition of Minera Mexico, S.A. de C.V.), a shelf registration statement on Form S-3 (the "Registration Statement") covering the resale of all the Company's Common Stock held by Cerro, SPC Investors, Phelps Dodge Overseas, Climax and their respective permitted transferees (collectively, the "Selling Stockholders") with the Securities and Exchange Commission (the "Commission"). In general, during the first six months following the effectiveness date of the Registration Statement (the "Initial Six-Month Period"), the Selling Stockholders will only be permitted to sell their Common Stock in the Company through underwritten offerings sponsored by the Company and the Company will not be permitted to conduct primary offerings of its common stock. The price, underwriting discount and other financial terms related to the resale of the Company's Common Stock in connection with any underwritten offering conducted during the Initial Six-Month Period will be subject to the reasonable approval of each Selling Stockholder electing to participate in such underwritten offering. Subject to monthly volume-based selling restrictions, the Selling Stockholders may effect further sales of their Common Stock in the Company during the six-month period following the end of the Initial Six-Month Period, but the Company will not be obligated to sponsor any underwritten offerings in connection with such further sales.

           Pursuant to the Registration Rights Agreement, AMC, Cerro, SPC Investors, Phelps Dodge Overseas and Climax also agreed to convert on the effectiveness date of the Registration Statement all of their Class A Common Stock, in accordance with the Company's Restated Certificate of Incorporation, into an equal number of fully paid and non-assessable shares of the Company's Common Stock.

         The foregoing is qualified in its entirety by reference to the Registration Rights Agreement which is filed as Exhibit 1 to Amendment No. 2 to this statement on Schedule 13D filed on April 8, 2005 and incorporated herein by reference.

         On May 19, 2005, each of AMC, Cerro, SPC Investors, Phelps Dodge Overseas, and Climax converted all of their Class A Common Stock into an equal number of fully paid and non-assessable shares of the Company's Common Stock. As a result of the conversion, Phelps Dodge Overseas currently holds 8,963,796 Shares of the Common Stock of the Company, and Climax holds 2,210,000 Shares of the Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

         (a) Phelps Dodge Overseas is the beneficial owner of 8,963,796 shares of Common Stock, representing 6.1% of the equity capital of the Company. Climax is the beneficial owner of 2,210,000 shares of Common Stock, representing 1.5% of the equity capital of the Company. As the parent company of Phelps Dodge Overseas and Climax, PDC may be deemed to be the beneficial owner of 11,173,796 shares of Common Stock, representing 7.6% of the equity capital of the Company.

         To the best knowledge of Phelps Dodge Overseas, Climax and PDC, none of the persons listed on Schedules A, B or C attached hereto is the beneficial owner of any shares of Common Stock, other than J. Steven Whisler, who owns 800 shares of Common Stock, and Ramiro G. Peru, who owns 600 shares of Common Stock.

         (b) Phelps Dodge Overseas, Climax and PDC have the shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of such Common Stock.

         Both J. Steven Whisler and Ramiro G. Peru have the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of the Common Stock that each owns.

         (c) On January 2, 1996, the Exchange Offer and the Founding Stockholder Exchange were completed, resulting in the acquisition by Phelps Dodge Overseas of 11,173,796 shares of Class A Common Stock of the Company.

         On December 17, 2004, Phelps Dodge Overseas transferred 2,210,000 shares of Class A Common Stock of the Company to PDC as a dividend. Through a series of capital contributions and an inter-company purchase, the 2,210,000 shares of Class A Common Stock of the Company were subsequently transferred to Climax on December 22, 2004.

         On May 19, 2005, at the New York City office of the Company's counsel, each of Phelps Dodge Overseas and Climax converted all of their Class A Common Stock into an equal number of fully paid and non-assessable shares of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Filing is hereby amended and restated in its entirety as follows:

         Each of the Founding Stockholders, in connection with the Exchange Offer, entered into the Stockholders' Agreement.

         The Stockholders' Agreement contemplated, among other things, that the Board of Directors of the Company will be composed of 15 members, one of whom is the President of the Company.

         Under the terms of the Stockholders' Agreement, each Founding Stockholder had the right to nominate that number of 12 directors which was in proportion to the percentage of Class A Common Stock owned by it (or its affiliates) out of the aggregate Class A Common Stock then owned by all holders of Class A Common Stock (without any minimum required number of shares), rounded to the nearest whole Board member with 0.5 being rounded up. In the event that the foregoing rounding procedure would permit the Founding Stockholders as a group to nominate (i) more than 12 directors, then the Founding Stockholder whose fractional interest in a director represented the smallest fraction of a whole number that was rounded up would not be entitled to nominate a director with respect to that fractional interest or (ii) less than 12 directors, then the Founding Stockholder whose fractional interest in a director represented the largest fraction of a whole number that was rounded down would be entitled to nominate a director with respect to that fractional interest. In the event the procedure described in the immediately preceding sentence would not result in 12 directors being nominated by the Founding Stockholders as a group, the procedure described in the foregoing sentence would be repeated among the Founding Stockholders not affected by the previous application of such procedure, as would be necessary to achieve the required result. Each of the Foregoing Stockholders would vote its shares of Class A Common Stock in favor of the directors nominated in accordance with the above provisions. The Founding Stockholders had also agreed to nominate and vote for the President as a director.

         The Stockholders' Agreement would terminate, and each share of Class A Common Stock would automatically convert into one share of Common Stock (voting share for share as a single class on all matters including election of directors), if at any time the number of shares of Class A Common Stock owned by the Founding Stockholders (or affiliates of the Founding Stockholders) were less than 35% of the outstanding shares of Class A Common Stock and Common Stock of the Company. In addition, the rights and obligations of each Founding Stockholder under the Stockholders' Agreement would terminate in the event such Founding Stockholder (or its affiliates) ceased to own shares of Class A Common Stock.

         The Stockholders' Agreement replaced a prior agreement (the "Prior Agreement") among the Founding Stockholders which governed the election of directors and other matters. The Founding Stockholders had agreed to terminate a provision in the Prior Agreement relating to the acquisition of mining concessions by the Founding Stockholders within a specified area in Southern Peru, in which certain mines are located. The Company and the Founding Stockholders agreed that each of the Founding Stockholders may acquire mining concessions within this area for its own account.

         The Stockholders' Agreement is attached as Exhibit 1 to Amendment No. 1 to this statement on Schedule 13D and is incorporated herein by reference. The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the text of the Stockholders' Agreement.

         On December 22, 2004, PDC entered into a Letter Agreement with AMC under which AMC agreed to use its reasonable best efforts to cause the Company to enter into the Registration Rights Agreement with PDC as soon as possible. The description of the Letter Agreement under Item 4 is incorporated herein by reference in its entirety.

         On April 4, 2005, PDC, Phelps Dodge Overseas and Climax entered into a Registration Rights Agreement dated as of March 31, 2005 with the Company, AMC, Cerro and SPC Investors. The description of the Registration Rights Agreement under Item 4 is incorporated herein by reference in its entirety.

         On May 19, 2005, each of AMC, Cerro, SPC Investors, Phelps Dodge Overseas, and Climax converted all of their Class A Common Stock into an equal number of fully paid and non-assessable shares of the Company's Common Stock. As a result of the conversion, the Stockholders' Agreement terminated in accordance with its terms.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.       Title
-----------       -----
 1                Joint Filing Agreement, dated June 3, 2005, between Phelps
                  Dodge Overseas Capital Corporation, Climax Molybdenum B.V. and
                  Phelps Dodge Corporation

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2005


                                   PHELPS DODGE OVERSEAS CAPITAL
                                   CORPORATION


                                   By:    /s/ S. David Colton
                                          ----------------------------
                                          Name: S. David Colton
                                          Title: Senior Vice President &
                                                 Gen. Counsel

                                   CLIMAX MOLYBDENUM B.V.


                                   By:    /s/ David H. Thornton
                                          ---------------------------
                                          Name: David H. Thornton
                                          Title: Director

                                   PHELPS DODGE CORPORATION

                                   By:    /s/ S. David Colton
                                          ---------------------------
                                          Name: S. David Colton
                                          Title: Senior Vice President &
                                                 Gen. Counsel